UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

The Phoenix Companies, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

71902E604
(CUSIP Number)

Joseph Mause Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153 Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 380,316
9 Sole Dispositive Power 0
10 Shared Dispositive Power 380,316

11	Aggregate Amount Beneficially Owned by Each Reporting Person 380,316
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 6.6%
14	Type of Reporting Person (See Instructions) IA (investment adviser)

1	Names of Reporting Persons. Standard General Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 274,953
9 Sole Dispositive Power 0
10 Shared Dispositive Power 274,953

11	Aggregate Amount Beneficially Owned by Each Reporting Person 274,953
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 4.7%
14	Type of Reporting Person (See Instructions) PN (partnership)

1	Names of Reporting Persons. P Standard General Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 105,363
9 Sole Dispositive Power 0
10 Shared Dispositive Power 105,363

11	Aggregate Amount Beneficially Owned by Each Reporting Person 105,363
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 1.8%
14	Type of Reporting Person (See Instructions) CO (corporation)

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 380,316
9 Sole Dispositive Power 0
10 Shared Dispositive Power 380,316

11	Aggregate Amount Beneficially Owned by Each Reporting Person 380,316
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 6.6%
14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to Common Stock, par value $0.01 per share (the “Common Stock”) of The Phoenix Companies, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive offices of the Issuer is One American Row, Hartford, Connecticut.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed on behalf of (i) Standard General L.P., a Delaware limited partnership (“Standard General”); (ii) Standard General Master Fund L.P., a Cayman Islands limited partnership (the “Master Fund”); (iii) P Standard General Ltd., a British Virgin Islands business company (“P Standard General”, and, together with the Master Fund, the “Funds”); and (iv) Soohyung Kim (“Mr. Kim”), a director of the general partner of the general partner of Standard General.  The persons and entities referred to in items (i)-(iv) hereof may be collectively referred to herein as the “Reporting Persons.”

Standard General serves as investment manager to each of the Funds and, in such capacity, exercises voting and investment control over securities held for the accounts of the Funds.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest in such shares, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

(b) The business address of each of the Reporting Persons is c/o Standard General L.P., 767 Fifth Avenue, 12th Floor, New York, NY 10153.

(c) Each of the Funds is a private investment vehicle.  Standard General provides investment management services to the Funds and other private investment vehicles.  Mr. Kim serves as a director of the general partner of the general partner of Standard General, and the principal occupation of Mr. Kim is investment management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock of the Issuer reported herein as being beneficially owned by the Reporting Persons were purchased using working capital of the Funds.

Any funds used by the Reporting Persons to purchase securities of the Issuer in furtherance of the agreement described in Item 4 below will also be drawn from working capital of the Funds.

The information set forth in Item 4 below is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction

Standard General has had discussions with the Company regarding possible ways to improve the Company’s operations.  However, the securities were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Company at any time and from time to time.  Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages and Item 2 above.

(c)   The following tables list the Reporting Persons’ transactions in the Company’s Common Stock during the sixty day period prior to the filing of this Schedule 13D:

Transaction	Date	No. Shares Purchased by the Master Fund	No. Shares Purchased by P Standard General	Total No. Shares Purchased	Price Per Share
Open market purchase	06/04/2015	72	28	100	$ 17.700
Open market purchase	06/04/2015	3,060	1,170	4,230	$ 17.846
Open market purchase	06/05/2015	8,970	3,430	12,400	$ 17.976
Open market purchase	06/08/2015	10,851	4,149	15,000	$ 17.958
Open market purchase	06/09/2015	5,458	2,087	7,545	$ 17.955
Open market purchase	06/10/2015	5,426	2,074	7,500	$ 18.965
Open market purchase	06/11/2015	4,702	1,798	6,500	$ 19.105
Open market purchase	06/12/2015	145	55	200	$ 18.900
Open market purchase	06/15/2015	7,958	3,042	11,000	$ 19.052
Open market purchase	06/16/2015	10,955	4,189	15,144	$ 18.943
Open market purchase	06/17/2015	9,549	3,651	13,200	$ 18.890
Open market purchase	06/18/2015	5,850	2,250	8,100	$ 18.985
Open market purchase	06/19/2015	7,455	2,868	10,323	$ 18.820
Open market purchase	06/22/2015	3,691	1,409	5,100	$ 18.653
Open market purchase	06/23/2015	7,238	2,762	10,000	$ 19.065
Open market purchase	06/24/2015	5,983	2,283	8,266	$ 18.952
Open market purchase	06/25/2015	17,594	6,715	24,309	$ 18.768
Open market purchase	06/26/2015	75,997	29,003	105,000	$ 18.944
Open market purchase	06/29/2015	18,454	7,046	25,500	$ 17.857
Open market purchase	06/30/2015	4,342	1,658	6,000	$ 17.483

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	The Joint Filing Agreement, executed by and among the Reporting Persons, dated July 2, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           July 2, 2015

STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

STANDARD GENERAL MASTER FUND L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

P STANDARD GENERAL LTD.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim, Individually